David Palmer Oelman   doelman@velaw.com
Tel 713.758.3708   Fax 713.615.5861
April 3, 2008
Via EDGAR and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-7010

Attention:	Scott M. Anderegg
Ellie Quarles

Re:	Western Gas Partners, LP
Registration Statement on Form S-1
File No. 333-146700 (the “Registration Statement”)
Dear Mr. Anderegg and Ms. Quarles:
     On March 24, 2008, the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) requested that Western Gas Partners, LP (the “Partnership”) respond in writing to concerns that comments made at the “Bear Stearns Global Oil & Gas Conference” on March 19, 2008 (the “Conference”) by R.A. Walker, the Senior Vice President, Finance and Chief Financial Officer of Anadarko Petroleum Corporation (“Anadarko”) and Chairman of the Board of Directors of Western Gas Holdings, LLC, the general partner of the Partnership (the “General Partner”), may have constituted an impermissible offer to sell common units representing limited partner interests in the Partnership prior to the effectiveness of the Registration Statement.1 A copy of the transcript of the Conference (the “Transcript”) is attached hereto as Exhibit A.2
     We believe that the comments made by Mr. Walker at the Conference were consistent with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and that those comments have not conditioned and will not condition the market for the pending initial public offering of the Partnership (the “Pending IPO”).

[1]	Consistent with Anadarko Regulation FD policies, a replay of the Conference is available by webcast on Anadarko’s website. This webcast will remain available for thirty days after the Conference.

[2]	The Exhibits referenced herein have been supplementally filed with the Commission.

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April 3, 2008 Page 2
Factual Background
     On October 15, 2007, Anadarko announced in a statement conforming to the requirements of Rule 134 of Regulation C that a newly-formed subsidiary, the Partnership, had filed the Registration Statement. The Partnership had been formed to own, operate, acquire and develop midstream energy assets. On January 30, 2008, the Partnership filed Amendment No. 3 to the Registration Statement, at that time anticipating completing the Pending IPO prior to February 14, 2008, after which the Partnership would have been required to update the financial statements included in the Registration Statement.
     On or about January 8, 2008, Anadarko agreed to have Mr. Walker present at the Conference. At the time of the invitation, it was anticipated that the Pending IPO would have closed more than a month prior to the Conference. Accordingly, it was believed that the likelihood or possibility that statements made at the Conference would run afoul of Section 5 of the Securities Act was remote. However, when it became clear that the Partnership would still be “in registration” at the time of the Conference due to market conditions in early 2008, internal counsel to both Anadarko and the Partnership, as well as external counsel to the Partnership, reviewed the presentation materials of the Conference, a copy of which is attached hereto as Exhibit B (the “Presentation Materials”). Based upon the following factors, counsel concluded that neither the Presentation Materials nor Mr. Walker’s attendance at the Conference would lead to a conditioning of the market in anticipation of the Pending IPO:
1. Mr. Walker was invited to present at the Conference in his capacity as the Senior Vice President, Finance and Chief Financial Officer of Anadarko, not as the Chairman of the Board of Directors of the General Partner.
As noted on the cover page of the Presentation Materials, the Conference presenter was identified as “R.A. Walker, Sr. Vice President, Finance and CFO” in his capacity as an executive officer of Anadarko. The Anadarko name, website and New York Stock Exchange ticker symbol were the only other identifiers on the cover page. There was no mention of either the Partnership or the General Partner, making it unlikely that any participant would expect the presentation to cover the business of either of these entities.
2. The presentation was not intended to cover the Partnership.
It was the intent of Bear Stearns and Anadarko that the presentation would focus on Anadarko activities, and not those of the Partnership. No representatives of master

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limited partnerships such as the Partnership presented at the Conference. Also, only two of the 36 slides included in the Presentation Materials dealt with midstream activities, and only one of those referenced the Partnership. The first mention of Anadarko’s midstream activities occurred on page 12 of the Presentation Materials and focused on Anadarko’s production guidance and total anticipated capital expenditures for 2008, with approximately 10% of those expenditures committed to midstream activities. As indicated in the Registration Statement, midstream assets to be contributed to the Partnership constitute a substantial minority of Anadarko’s total midstream operations.
The second mention of Anadarko’s midstream activities occurred on page 23 of the Presentation Materials, where a bullet point stated that the Registration Statement had been filed in the fourth quarter of 2007 and that Anadarko would maintain ownership of the General Partner, a fact reflected in the Registration Statement. None of the other 34 slides included in the Presentation Materials mentioned the Partnership or the entirety of Anadarko’s midstream activities. In his prepared remarks, Mr. Walker mentions the Partnership3 in only one paragraph.4

[3]	Sometimes referred to in the Transcript as the “MLP”, or master limited partnership.

[4]	The two references made by Mr. Walker were as follows:
(From his prepared remarks) I mean if you know we filed for and are in the process of being in the quiet period for our own midstream MLP. We continue to be in the quiet period and I would say it’s likely through the course of this year that we will price that MLP. And we’ll be in the market with that. It’s a very important part of our business but we’re in the upstream business. But we want to be able to use the midstream activities to invest capital and then sell those midstream assets to our MLP. And then redeploy that capital back into our upstream business. So for us the midstream component of having a public MLP really allows us to get value transfer and also allows us to be able to sell those assets into a more capital efficient from the standpoint of an investor perspective, those midstream assets, and then bringing that capital back to APC.

(His response in the question and answer portion of the Conference) Well what we are hoping is that we will resubmit the S-1A with our 12/31 financials. Hopefully we’ll have that done towards the end of this month. Hope that we’ll be in a short review cycle with the SEC around that and that will be effective of the registration statement sometime in the second quarter. And if the market is supportive, we would like to go forward at that time. We did not see a supportive market in late January and early February. And because of the structured financing that we did in December where we monetized a good number of forward sales or a good number of forward dropdowns through a forward sale of a financing, we weren’t really in a position of needing to do something as much as we wanted to be sure that when we did launch the IPO that we could launch it in a way where the market was receptive. It’d be our preference to make sure it doesn’t trade broken and that when we’re back in the market in six months that we’ve got people interested in buying the next dropdown. So it’s the fact that we know we’re going to be in the market a lot and hopefully every six months with that. That give rise to us wanting to be sure it’s successful as possible. And because of the midstream monetization financing done in December, we were not in a need of doing that in the first quarter. The lot size that we’re looking at is still that $300 to $500 million range that we’ve — when we filed the S-1 back in October. We haven’t changed that range at this point. And I don’t think it’s likely that we will.

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3. The investors attending the Conference were likely to be investors in Anadarko as opposed to the Partnership.
Anadarko is among the largest independent oil and gas exploration and production companies in the world, with total applicable revenues for the oil and gas exploration and production segment and the midstream segment of $13.5 billion and $2.0 billion, respectively, for the year ended December 31, 2007. Anadarko’s primary business focus is on exploration and production, rather than the midstream sector in which the Partnership will operate. As mentioned by Mr. Walker in his prepared remarks at the Conference, “[The midstream business is] a very important part of our business but we’re [Anadarko] in the upstream business.” Transcript at page 2. As such, the Conference was likely to attract Anadarko investors and not potential investors in the Pending IPO.
Each of the factors listed above helped mitigate concerns of counsel and Anadarko about communications at the Conference running afoul of Section 5 of the Securities Act. During the question and answer portion of the Conference, Mr. Walker received an unsolicited question about the Pending IPO and responded in a manner that gave rise to the concerns of the Staff. Those comments are located in the fourth response by Mr. Walker during the question and answer session of the presentation and those remarks appear on page 5 of the Transcript as well as in footnote (4) presented on the prior page.
Analysis of Commission Guidelines and Policy Considerations
     The response to the unsolicited question by Mr. Walker should be viewed as an update to Anadarko shareholders by an officer of Anadarko rather than as an attempt by the Chairman of the Board of Directors of the General Partner to condition the market for the Pending IPO. As noted above, it was anticipated that the Pending IPO would have been completed by the date of the Conference. However, as Mr. Walker noted in his response, there was not “a supportive market in late January and early February. And because of the structured financing that we [Anadarko] did in December..., we weren’t really in a position of needing to do something [the Pending IPO] as much as we wanted to be sure that when we did launch the IPO that we could launch it in a way where the market was receptive.” We believe that Mr. Walker’s statements are important for two reasons. First, they show that Mr.

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Walker, when using “we,” was referring to Anadarko and, furthermore, that he was answering as an officer of Anadarko. Second, they raise the matter of the December 2007 financing (the “December Midstream Financing”).
     As noted in the Registration Statement:
On December 27, 2007, Anadarko announced a $2.2 billion financing of its midstream assets which may require partial repayment based on a debt to EBITDA leverage ratio that declines incrementally over time. The debt repayments that may be necessary to satisfy the terms of this financing may be made with internally generated cash flow, cash on hand, or cash received from midstream asset sales. Should Anadarko choose to pursue midstream asset sales, it is under no contractual obligation to offer assets or business opportunities to [the Partnership].
Amendment No. 2 to the Registration Statement, page 3 (emphasis added).
     The substance of the December Midstream Financing had been announced by Anadarko both pursuant to a press release dated December 27, 2007 as well as by a Current Report on Form 8-K dated December 28, 2007. From the perspective of an Anadarko shareholder, the Partnership, once it completes the Pending IPO, will be a potential acquirer of midstream assets from Anadarko, the sale proceeds of which could be used by Anadarko to make the debt repayments that may be necessary for Anadarko to satisfy the terms of the December Midstream Financing, while allowing Anadarko to maintain control of the sold midstream assets through its indirect ownership of the General Partner. Thus, in Mr. Walker’s response, in which he states Anadarko’s “preference to make sure that it doesn’t trade broken and that when we’re back in the market in six months that we’ve got people interested in buying the next dropdown,” he is advising Anadarko shareholders that, from Anadarko’s perspective, it would be beneficial to have the Pending IPO completed at a time when market conditions favor its success so that the Partnership would represent a viable buyer of Anadarko’s midstream assets, one that would allow for Anadarko to maintain control of such assets.
     Duty of Anadarko to Respond to Unsolicited Question
     In Securities Act Release 33-5180, “Guidelines for Release of Information by Issuers Whose Securities Are in Registration” (August 20, 1971) (“Release 5180”), the Commission set forth its policies and guidelines regarding communications with the public by reporting issuers who have securities in registration. In that regard, Release 5180 states that:
The Commission today took note of situations when issuers whose securities are “in registration” may have refused to answer legitimate inquiries from stockholders,

April 3, 2008 Page 6
financial analysts, the press, or other persons concerning the company or some aspect of the business. The Commission hereby emphasizes that there is no basis in the securities acts or in any policy of the Commission which would justify the practice of non-disclosure of factual information by a publicly held company on the grounds that it has securities in registration under the Securities Act of 1933. . . .
As stated above, issuers and their representatives should not initiate publicity when in registration, but should nevertheless respond to legitimate inquiries for factual information about the company’s financial condition and business operations. Further, care should be exercised so that, for example, predictions, projections, forecasts, estimates and opinions concerning value are not given with respect to such things, among other, as sales and earnings and value of the issuer’s securities. . . . Issuers in this regard should:
     1. Continue to advertise products and services.
     2. Continue to send out customary quarterly, annual and other periodic reports to stockholders.
     3. Continue to publish proxy statements and send out dividend notices.
     4. Continue to make announcements to the press with respect to factual business and financial development; i.e., receipt of a contract, the settlement of a strike, the opening of a plant, or similar events of interest to the community in which the business operates.
     5. Answer unsolicited telephone inquiries from stockholders, financial analysts, the press and others concerning factual information.
     6. Observe an ‘open door’ policy in responding to unsolicited inquiries concerning factual matters from securities analysts, financial analysts, security holders, and participants in the communications field who have a legitimate interest in the corporation’s affairs.
     7. Continue to hold stockholder meetings as scheduled and to answer shareholders’ inquiries at stockholder meetings relating to factual matters.
Release 5180, at 1-3 (emphasis added).
     As the Senior Vice President, Finance and Chief Financial Officer of a publicly traded company, Mr. Walker must balance the need to communicate with Anadarko’s public stockholders regarding matters affecting Anadarko’s business against the restrictions on

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communications imposed by the securities laws with respect to the Pending IPO. We believe that his statements did not upset that balance and were not intended to nor did they have the effect of conditioning the market for the Pending IPO.
     Section 2.01 of the Listed Company Manual of the New York Stock Exchange, the exchange on which Anadarko is listed, states that “[t]he Exchange’s current form of listing agreement generally seeks to...[e]nsure timely disclosure of information that may affect security values or influence investment decisions, and in which shareholders, the public and the Exchange have a warrantable interest.” Given the expectation by Anadarko’s shareholders that the Pending IPO would be completed by February 2008 and their awareness of recent market turmoil, including numerous previously announced initial public offerings that have been delayed or withdrawn, it was reasonable to believe that Anadarko shareholders had legitimate concerns regarding Anadarko’s ability to complete the Pending IPO in the near term, if at all. A delay or termination of the Pending IPO could materially impact Anadarko’s ability to repay its December Midstream Financing through sales of midstream assets to the Partnership, requiring Anadarko to meet such obligations through sales to third parties or other capital raises. In addition, if such repayments were to be accomplished by sales to third parties, Anadarko would be unable to retain control over any sold midstream assets, all of which gather or transport Anadarko natural gas and natural gas liquids production. The inability of Anadarko to control the gathering and transportation of its production is a material risk to its shareholders, one that would be exacerbated if it were to be required to sell midstream assets to third parties. Anadarko’s dependence on these transportation services is described in a specific risk factor included in Anadarko’s Annual Report on Form 10-K.5 Mr. Walker believed, and we concur, that the statements made by Mr. Walker at the Conference were necessary to alleviate legitimate shareholder questions and concerns and, as such, properly balanced the restrictions on communications imposed

[5]	See the following risk factor from Anadarko’s Annual Report on Form 10-K for the Year ended December 31, 2007:
Our ability to sell our natural gas and crude oil production could be materially harmed if we fail to obtain adequate services such as transportation.
The marketability of our production depends in part upon the availability, proximity and capacity of pipeline facilities and tanker transportation. If any of the pipelines or tankers become unavailable, we would be required to find a suitable alternative to transport the gas and oil, which could increase our costs and/or reduce the revenues we might obtain from the sale of the gas and oil.

April 3, 2008 Page 8
by securities laws and the need to communicate to Anadarko’s investors about the status of the Pending IPO.
     The Commission made the following additional observations and acknowledgments regarding its communications rules in Securities Act Release 33-8591, “Securities Offering Reform: Final Rule” (July 19, 2005) (the “Offering Reform Release”):
The capital markets, in the United States and around the world, have changed very significantly since [the original communications] limitations were enacted. Today, issuers engage in all types of communications on an ongoing basis, including, importantly, communications mandated or encouraged by our rules under the Exchange Act, rules or listing standards of national securities exchanges, and comparable requirements in foreign jurisdictions. . . . The changes in the Exchange Act disclosure regime and the tremendous growth in communications technology are resulting in more information being provided to the market on a more non-discriminatory, current and ongoing basis. Thus, while investor protection remains a paramount interest, the gun-jumping provisions of the Securities Act impose substantial and increasingly unworkable restrictions on many communications that would be beneficial to investors and markets and would be consistent with investor protection.
Offering Reform Release, at 41-42. We believe that Mr. Walker’s comments constitute communications that are both beneficial to Anadarko’s investors as well as consistent with investor protections regarding publicity while “in registration” and strikes an appropriate balance as envisioned by the offering Reform Release as quoted above.
Preventative Measures in Place
     The Partnership and Anadarko’s management have been instructed on several occasions by both internal and external legal counsel about the dangers of publicity and other forms of “gun jumping.” When Anadarko agreed to present at the Conference, it was believed that the Pending IPO would have closed more than a month prior to the date of the Conference. Thus the presentation “had not been arranged in contemplation of a public offering by [the Partnership] at or about the time of its delivery.” Securities Act Release 33-3844, “Re: Publication of Information Prior to or After the Effective Date of a Registration Statement” (October 8, 1957), at 2. When it became clear that the Partnership would be “in registration” at the time of the Conference, the Presentation Materials were reviewed by internal and external legal counsel for the Partnership and, as noted, counsel concluded that the limited references to Anadarko’s midstream activities were appropriate given their

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materiality to the performance of Anadarko’s business as a whole as well as the recent December Midstream Financing. As such, Mr. Walker’s appearance at the Conference was viewed as unlikely to come into conflict with communication restrictions imposed by securities laws.
     Furthermore, the comments by Mr. Walker were an isolated incident and were not part of a pattern to evade the requirements of Section 5 of the Securities Act. As evidence of this, we wish to bring the Staff’s attention to Mr. Walker’s comments made at the widely publicized 2008 Anadarko Investor Conference held in New York City on March 25, 2008. Mr. Walker’s prepared slides contain only two references to the Midstream segment, one noting the completion of the December Midstream Financing and one identifying the Pending IPO. During the presentation, Mr. Walker stated that the Partnership was in the “quiet period” and therefore that he could not speak much about it, other than that Anadarko hoped to price the Pending IPO in 2008.6
     These comments were intended to head off any questions about the Pending IPO and to refer listeners to the Registration Statement for more information. Mr. Walker’s actions at the conference clearly demonstrate awareness of restrictions on pre-filing publicity and the adoption and implementation of a policy to avoid such publicity. As further evidence of this policy, since the Partnership first filed its Registration Statement with respect to the Pending IPO, Anadarko has turned down invitations to make presentations at certain industry and investor conferences, most notably the “Platts Midstream Development & Management” presentation to be given on March 27 and 28, 2008 (the “Platts Presentation”), in order to avoid the possibility of undue publicity regarding the Pending IPO. In the case of the Platts Presentation, Danny Rea, the Vice President, Midstream of Anadarko and the Senior Vice President and Chief Operating Officer of the General Partner, was invited to present on the topic of “Creating Value through the E&P and Midstream Partnership.” However, upon advice from internal and external legal counsel, on or around February 20, 2008, when it became clear that the Partnership would still be “in registration” at the time of the Platts Presentation, Mr. Rea cancelled his appearance.

[6]	Mr. Walker’s statement was as follows: “Looking if I can at Western Gas for just a moment, I think all of you probably know that we are in the quiet period here, so there’s really not a lot that we can say other than that we are committed to the idea, if the markets are supportive, of trying to get this priced during 2008.”

April 3, 2008 Page 10
No Conditioning of the Market
     We do not believe that there has been or will be any market conditioning effect as a result of Mr. Walker’s comments. His comments were insignificant in light of information already in the market, and the market did not react in any measurable way to the statements made at the Conference. The statements made at the Conference were reflected in four brief newswire reports, each of which focused on the timing and anticipated size of the Pending IPO but did not reference any other statements made by Mr. Walker. Copies of articles by Bloomberg AP and Staff Reports, Dow Jones News Service, Houston Chronicle News Service and Reuters News are attached hereto as Exhibit C.7
     The belief that there has not been nor will be any market conditioning effect is also indirectly supported by the fact that the day-to-day changes in Anadarko’s closing stock price between March 18 and March 25, 2008 were all within the range of changes in closing stock prices of the peer group referenced in Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2007 (see attached Exhibit D). As Anadarko anticipates retaining controlling equity ownership of the Partnership, comments that would condition the market for the Pending IPO would likely have a corresponding impact on the overall stock price of Anadarko. For example, Anadarko’s stock price increased from $56.43 per share at the close of markets on October 12, 2007, the last business day before the Pending IPO was announced before the markets opened on October 15, 2007, to an opening price of $57.45 per share on October 15, 2007. Therefore, as Anadarko’s stock price acted in line with those of its peer group at and around the date of the Conference, market data suggests that the statements made by Mr. Walker did not have the effect of conditioning the market.
     For the foregoing reasons, we do not believe that any remedial measures are necessary to address any concerns that the Staff may have about market conditioning or gun jumping. The response of Mr. Walker to the unsolicited question at the Conference adequately balanced the need of Anadarko to inform its investors, was an isolated event that was not anticipated by the preventative measures already in place and did not have the actual effect of conditioning the market for the Pending IPO.

[7]	We believe these articles represent all of the publicly-available news articles that discussed Mr. Walker’s statements at the Conference based on searches performed by Anadarko on Dow Jones Factiva.

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     Please direct any questions or comments regarding the foregoing to me at (713) 758-3708.

Sincerely,
/s/ David P. Oelman
David P. Oelman